Exhibit 99.2

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 5, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Against	%
Ian R. Ashby	795,974,879	98.69%	10,582,791	1.31%
Russell K. Girling	742,992,685	92.12%	63,564,981	7.88%
Jean Paul Gladu	795,371,299	98.61%	11,186,463	1.39%
Jennifer R. Kneale	799,759,101	99.16%	6,798,666	0.84%
Richard M. Kruger	798,655,170	99.02%	7,902,598	0.98%
Brian P. MacDonald	786,715,369	97.54%	19,842,397	2.46%
Lorraine Mitchelmore	748,318,142	92.78%	58,239,625	7.22%
Jane L. Peverett	790,264,826	97.98%	16,292,939	2.02%
Christopher R. Seasons	796,037,456	98.70%	10,520,311	1.30%
M. Jacqueline Sheppard	792,704,654	98.28%	13,853,111	1.72%

2.	KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders, approved by a vote, conducted by ballot, of 841,749,916 (99.92%) for and 715,155 (0.08%) withheld.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 25, 2026 was approved by a vote, conducted by ballot, of 763,935,656 (94.72%) for and 42,622,107 (5.28%) against.

4.	Shareholder Proposal No. 1, set forth on page A-1 of Schedule A of the management proxy circular dated February 25, 2026, for Suncor to prepare a report detailing the corporation’s governance and oversight of its climate-related risks, was not approved by a vote, conducted by ballot, of 158,145,641 (19.61%) for and 648,412,119 (80.39%) against.